Exhibit 99.1

Qudian Inc. Reports Third Quarter 2021

Unaudited Financial Results

XIAMEN, China, December 13, 2021 /PRNewswire/ — Qudian Inc. (“Qudian” or “the Company” or “We”) (NYSE: QD), a leading technology platform empowering the enhancement of the online consumer finance experience in China, today announced its unaudited financial results for the quarter ended September 30, 2021.

Third Quarter 2021 Operational Highlights:

•

Number of outstanding borrowers[1] from loan book business as of September 30, 2021 decreased by 3.1% to 2.8 million from 2.9 million as of June 30, 2021, as a result of the Company’s deployment of a conservative and prudent strategy

•	Total outstanding loan balance from loan book business[2] decreased by 14.4% to RMB3.0 billion as of September 30, 2021, compared to the outstanding balance as of June 30, 2021

•	Amount of transactions from loan book business for this quarter decreased by 12.1% to RMB3.4 billion from the second quarter of 2021

•	Weighted average loan tenure for our loan book business was 4.3 months for this quarter, compared with 4.4 months in the second quarter of 2021

[1]	Outstanding borrowers are borrowers who have outstanding loans from the Company’s loan book business as of a particular date.
[2]

Includes (i) off and on balance sheet loans directly or indirectly funded by our institutional funding partners or our own capital, net of cumulative write-offs and (ii) does not include auto loans from Dabai Auto business.

Third Quarter 2021 Financial Highlights:

•	Total revenues were RMB347.4 million (US$53.9 million), compared to RMB849.4 million from the same period of last year

•

Net loss attributable to Qudian’s shareholders was RMB94.2 million (US$14.6 million), compared to an income of RMB592.3 million from the same period of last year, or net loss of RMB0.37 (US$0.06) per diluted ADS

•

Non-GAAP net loss attributable to Qudian’s shareholders[3] was RMB99.1 million (US$15.4 million), compared to an income of RMB576.4 million from the same period of last year, or non-GAAP net loss of RMB0.39 (US$0.06) per diluted ADS

[3]	For more information on this Non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

“Amid fast-evolving market conditions in the third quarter, we continued to execute a prudent operational strategy in our cash credit business, generating total transaction volume of approximately RMB3.4 billion during the period,” said Mr. Min Luo, Founder, Chairman and Chief Executive Officer of Qudian. “We also made steady progress with our early childhood education business, with 7 WLM KIDS activity centers in operation as of December 12, 2021. Looking ahead, we will operate and grow our WLM KIDS business in a thoughtful and measured manner. We will continue to improve the quality of our products and services, while exploring new business initiatives and investment opportunities.”

“Owing to our stringent credit risk control measures and strategic shift toward better quality borrowers, our asset quality remained stable with the D1 delinquency rate[4] continuing to stay below 5% at the end of the third quarter. We also maintained a solid balance sheet with sufficient liquidity. Going forward, we are confident that our strong fundamentals will help us pursue and sustain long-term growth,” said Ms. Sissi Zhu, Vice President of Investor Relations of Qudian.

[4] “D1 delinquency rate” is defined as (i) the total amount of principal and financing service fees that became overdue as of a specified date, divided by (ii) the total amount of principal and financing services fees that was due for repayment as of such date, in each case with respect to our loan book business.

Third Quarter Financial Results

Total revenues were RMB347.4 million (US$53.9 million), representing a decrease of 59.1% from RMB849.4 million for the third quarter of 2020.

Financing income totaled RMB285.5 million (US$44.3 million), representing a decrease of 41.4% from RMB487.3 million for the third quarter of 2020, as a result of the decrease in the average on-balance sheet loan balance.

Loan facilitation income and other related income decreased by 95.0% to RMB8.8 million (US$1.4 million) from RMB177.2 million for the third quarter of 2020, as a result of the reduction in transaction volume of off-balance sheet loans during this quarter.

Transaction services fee and other related income increased to RMB20.9 million (US$3.3 million) from RMB6.6 million for the third quarter of 2020, mainly as a result of the reassessment of variable consideration.

Sales income and others decreased to RMB7.3 million (US$1.1 million) from RMB139.0 million for the third quarter of 2020, mainly due to the decrease in sales related to the Wanlimu e-commerce platform, which we are in the process of winding down.

Sales commission fee decreased by 55.5% to RMB8.0 million (US$1.2 million) from RMB18.1 million for the third quarter of 2020, due to the decrease in the amount of merchandise credit transactions.

Total operating costs and expenses increased to RMB273.2 million (US$42.4 million) from RMB100.0 million for the third quarter of 2020.

Cost of revenues decreased by 47.4% to RMB104.6 million (US$16.2 million) from RMB198.8 million for the third quarter of 2020, primarily due to the decrease in costs associated with the loan book business and the decrease in cost of goods sold related to the Wanlimu e-commerce platform.

Sales and marketing expenses decreased by 49.3% to RMB32.9 million (US$5.1 million) from RMB64.8 million for the third quarter of 2020, primarily due to the decrease in marketing promotional expenses.

General and administrative expenses increased by 170.4% to RMB157.7 million (US$24.5 million) from RMB58.3 million for the third quarter of 2020, as a result of the increase in staff salaries primarily relating to WLM Kids business.

Research and development expenses decreased by 21.6% to RMB40.1 million (US$6.2 million) from RMB51.1 million for the third quarter of 2020, as a result of the decrease in staff salaries.

Provision for receivables and other assets was a reversal of RMB19.2 million (US$3.0 million), compared to a loss of RMB89.5 million for the third quarter of 2020, mainly due to the decrease in past-due on-balance sheet outstanding principal receivables compared to the third quarter of 2020.

As of September 30, 2021, the total balance of outstanding principal and financing service fee receivables for on-balance sheet transactions for which any installment payment was more than 30 calendar days past due was RMB132.7 million (US$20.6 million), and the balance of allowance for principal and financing service fee receivables at the end of the period was RMB308.9 million (US$47.9 million), indicating M1+ Delinquency Coverage Ratio of 2.3x.

The following charts display the “vintage charge-off rate.” Total potential receivables at risk vintage charge-off rate refers to, with respect to on- and off-balance sheet transactions facilitated under the loan book business during a specified time period, the total potential outstanding principal balance of the transactions that are delinquent for more than 180 days up to twelve months after origination, divided by the total initial principal of the transactions facilitated in such vintage. Delinquencies may increase or decrease after such 12-month period.

Current receivables at risk vintage charge-off rate refers to, with respect to on- and off-balance sheet transactions facilitated under the loan book business during a specified time period, the actual outstanding principal balance of the transactions that are delinquent for more than 180 days up to twelve months after origination, divided by the total initial principal of the transactions facilitated in such vintage. Delinquencies may increase or decrease after such 12-month period.

Total potential receivables at risk M1+ delinquency rate by vintage refers to, with respect to on- and off-balance sheet transactions facilitated under the loan book business during a specified time period, the total potential outstanding principal balance of the transactions that are delinquent for more than 30 days up to twelve months after origination, divided by the total initial principal of the transactions facilitated in such vintage. Delinquencies may increase or decrease after such 12-month period.

Current receivables at risk M1+ delinquency rate by vintage refers to, with respect to on- and off-balance sheet transactions facilitated under the loan book business during a specified time period, the actual outstanding principal balance of the transactions that are delinquent for more than 30 days up to twelve months after origination, divided by the total initial principal of the transactions facilitated in such vintage. Delinquencies may increase or decrease after such 12-month period.

Income from operations decreased to RMB82.8 million (US$12.9 million) from RMB767.8 million for the third quarter of 2020.

Net loss attributable to Qudian’s shareholders was RMB94.2 million (US$14.6 million), or net loss of RMB0.37 (US$0.06) per diluted ADS.

Non-GAAP net loss attributable to Qudian’s shareholders was RMB99.1 million (US$15.4 million), or non-GAAP net loss of RMB0.39 (US$0.06) per diluted ADS.

Cash Flow

As of September 30, 2021, the Company had cash and cash equivalents of RMB1,693.3 million (US$262.8 million) and restricted cash of RMB287.3 million (US$44.6 million). Restricted cash mainly represents (i) security deposits held in designated bank accounts for the guarantee of on-and-off balance sheet transactions; and (ii) cash held by the consolidated trusts through segregated bank accounts. Such restricted cash is not available to fund the general liquidity needs of the Company.

For the third quarter of 2021, net cash provided by operating activities was RMB87.2 million (US$13.5 million), mainly attributable to proceeds of financing income. Net cash used in investing activities was RMB1,412.7 million (US$219.2 million), mainly due to purchase of short-term investments and partially offset by net proceeds from collection of loan principal. Net cash used in financing activities was RMB120.9 million (US$18.8 million), mainly due to the repurchase of convertible senior notes.

Update on Share Repurchase and Convertible Bond Repurchase

As of the date of this release, the Company has repurchased and cancelled total principal amount of convertible senior notes of US$237.5 million. The Company has cumulatively completed total share repurchases of approximately US$574.0 million.

Conference Call

The Company’s management will host an earnings conference call on December 13, 2021 at 7:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong Time). Details for the conference call are as follows:

Title of Event:	Qudian Inc. Third Quarter 2021 Earnings Conference Call
Conference ID:	7996943
Registration link:	http://apac.directeventreg.com/registration/event/7996943

For participants who wish to join the call, please complete the online registration 15 minutes prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including participant dial-in numbers, a Direct Event Passcode, a unique Registrant ID, and an e-mail with detailed instructions to join the conference call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.qudian.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until December 20, 2021, by dialing the following telephone numbers:

United States:	+1-855-452-5696 (toll-free) / +1-646-254-3697

International:	+61-2-8199-0299

Hong Kong, China:	800-963-117 (toll-free) / +852-3051-2780

Mainland, China:	400-632-2162 / 800-870-0205 (toll-free)

Passcode:	7996943

About Qudian Inc.

Qudian Inc. (“Qudian”) is a leading technology platform empowering the enhancement of online consumer finance experience in China. The Company’s mission is to use technology to make personalized credit accessible to hundreds of millions of young, mobile-active consumers in China who need access to small credit for their discretionary spending but are underserved by traditional financial institutions due to lack of traditional credit data or high cost of servicing. Qudian’s credit solutions enable licensed, regulated financial institutions and ecosystem partners to offer affordable and customized loans to this young generation of consumers.

For more information, please visit http://ir.qudian.com.

Use of Non-GAAP Financial Measures

We use adjusted net income/loss, a Non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted net income/loss helps identify underlying trends in our business by excluding the impact of share-based compensation expenses, which are non-cash charges, and convertible bonds buyback income. We believe that adjusted net income/loss provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted net income/loss is not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. This Non-GAAP financial measure has limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net loss / income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the Non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on this Non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.4434 to US$1.00, the noon buying rate in effect on September 30, 2021 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, contain forward-looking statements. Qudian may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qudian’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qudian’s goal and strategies; Qudian’s expansion plans; Qudian’s future business development, financial condition and results of operations; Qudian’s expectations regarding demand for, and market acceptance of, its credit products; Qudian’s expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qudian’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Qudian does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Qudian Inc.

Tel: +86-592-596-8208

E-mail: ir@qudian.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: qudian@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: qudian@tpg-ir.com

QUDIAN INC.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended September 30,
(In thousands except for number	2020	2021
of shares and per-share data)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
Revenues:
Financing income	487,330	285,536	44,315
Sales commission fee	18,073	8,037	1,247
Sales income and others	138,971	7,326	1,137
Penalty fee	21,258	16,746	2,599
Loan facilitation income and other related income	177,161	8,776	1,362
Transaction services fee and other related income	6,629	20,944	3,250

Total revenues	849,422	347,365	53,910
Operating cost and expenses:
Cost of revenues	(198,787)	(104,551)	(16,226)
Sales and marketing	(64,792)	(32,878)	(5,103)
General and administrative	(58,308)	(157,678)	(24,471)
Research and development	(51,100)	(40,071)	(6,219)
Changes in guarantee liabilities and risk assurance liabilities(1)	362,413	42,773	6,638
Provision for receivables and other assets	(89,466)	19,167	2,975

Total operating cost and expenses	(100,040)	(273,238)	(42,406)
Other operating income	18,375	8,693	1,349
Income from operations	767,757	82,820	12,853
Interest and investment income, net	(38,786)	(125,501)	(19,477)
Foreign exchange loss, net	(2,596)	(229)	(36)
Other income	613	15	2
Other expenses	(3,462)	(2,176)	(337)

Net (loss)/income before income taxes	723,526	(45,071)	(6,995)
Income tax expenses	(131,264)	(50,347)	(7,814)

Net (loss)/income	592,262	(95,418)	(14,809)
Net (loss)/profit attributable to non-controlling interest shareholders	—	(1,248)	(194)

Net (loss)/income attributable to Qudian Inc.’s shareholders	592,262	(94,170)	(14,615)

(Loss)/Earnings per share for Class A and Class B ordinary shares:
Basic	2.34	(0.37)	(0.06)
Diluted	2.22	(0.37)	(0.06)
(Loss)/Earnings per ADS (1 Class A ordinary share equals 1 ADSs):
Basic	2.34	(0.37)	(0.06)
Diluted	2.22	(0.37)	(0.06)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	253,523,668	253,649,009	253,649,009
Diluted	268,752,268	266,458,506	266,458,506
Other comprehensive (loss)/income:
Foreign currency translation adjustment	(13,991)	(234)	(36)

Total comprehensive (loss)/income	578,271	(95,652)	(14,845)

Total comprehensive (loss)/income attributable to Qudian Inc.’s shareholders	578,271	(95,652)	(14,845)

Note :

(1):

The amount includes the change in fair value of the guarantee liabilities accounted in accordance with ASC 815,“Derivative”, and the change in risk assurance liabilities accounted in accordance with ASC 450, “Contingencies” and ASC 460, “Guarantees”.

QUDIAN INC.

Unaudited Condensed Consolidated Balance Sheets

(In thousands except for number	As of June 30, 2021	As of September 30, 2021
of shares and per-share data)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	3,133,623	1,693,311	262,798
Restricted cash	296,915	287,298	44,588
Short-term investments	5,024,942	6,090,132	945,174
Short-term loan principal and financing service fee receivables	3,150,299	2,741,639	425,496
Short-term finance lease receivables	88,805	62,046	9,629
Short-term contract assets	26,422	13,020	2,021
Other current assets	679,604	1,222,449	189,720

Total current assets	12,400,610	12,109,895	1,879,426

Non-current assets:
Long-term finance lease receivables	3,818	1,807	280
Operating lease right-of-use assets	526,259	653,719	101,456
Investment in equity method investee	367,148	218,944	33,980
Long-term investments	243,668	255,308	39,623
Property and equipment, net	436,007	556,825	86,418
Intangible assets	8,733	9,375	1,455
Long-term contract assets	6,154	2,072	322
Deferred tax assets, net	68,231	56,315	8,740
Other non-current assets	463,042	567,844	88,127
Total non-current assets	2,123,060	2,322,209	360,401

TOTAL ASSETS	14,523,670	14,432,104	2,239,827

QUDIAN INC.

Unaudited Condensed Consolidated Balance Sheets

(In thousands except for number	As of June 30, 2021	As of September 30, 2021
of shares and per-share data)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term lease liabilities	51,388	64,738	10,047
Accrued expenses and other current liabilities	415,047	375,851	58,332
Guarantee liabilities and risk assurance liabilities(1)	3,252	1,184	184
Income tax payable	34,354	52,639	8,169

Total current liabilities	504,041	494,412	76,732

Non-current liabilities:
Deferred tax liabilities, net	12,182	27,647	4,291
Convertible senior notes	817,685	687,108	106,637
Long-term lease liabilities	369,666	488,060	75,746
Long-term borrowings and interest payables	145,312	145,312	22,552
Other non-current liabilities	—	3,268	507

Total non-current liabilities	1,344,845	1,351,395	209,733

Total liabilities	1,848,886	1,845,807	286,465

Shareholders’ equity:
Class A Ordinary shares	132	132	20
Class B Ordinary shares	44	44	7
Treasury shares	(352,533)	(348,534)	(54,092)
Additional paid-in capital	4,010,672	4,013,840	622,938
Accumulated other comprehensive loss	(56,247)	(56,480)	(8,766)
Retained earnings	9,063,688	8,969,516	1,392,048

Total Qudian Inc. shareholders’ equity	12,665,756	12,578,518	1,952,155

Non-controlling interests	9,028	7,779	1,207

Total equity	12,674,784	12,586,297	1,953,362

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	14,523,670	14,432,104	2,239,827

Note:

(1)

The amount includes the balance of the guarantee liabilities accounted in accordance with ASC 815,“Derivative”, and the balance of risk assurance liabilities accounted in accordance with ASC 450, “Contingencies” and ASC 460, “Guarantees”.

QUDIAN INC.

Unaudited Reconciliation of GAAP And Non-GAAP Results

	Three months ended September 30,
	2020	2021
(In thousands except for number	(Unaudited)	(Unaudited)	(Unaudited)
of shares and per-share data)	RMB	RMB	US$
Total net (loss)/income attributable to Qudian Inc.’s shareholders	592,262	(94,170)	(14,615)
Add: Share-based compensation expenses	6,663	7,167	1,112
Less: Convertible bonds buyback income	22,490	12,082	1,875

Non-GAAP net (loss)/income attributable to Qudian Inc.’s shareholders	576,435	(99,085)	(15,378)

Non-GAAP net (loss)/income per share—basic	2.27	(0.39)	(0.06)
Non-GAAP net (loss)/income per share—diluted	2.16	(0.39)	(0.06)
Weighted average shares outstanding—basic	253,523,668	253,649,009	253,649,009
Weighted average shares outstanding—diluted	268,752,268	266,458,506	266,458,506